EXHIBIT 99.1

Notice to Market

SÃO PAULO, February 6, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company”), the publicly traded parent company of Estre Ambiental S.A. (together with the Company and its subsidiaries, “Estre”), makes the following announcements.

On January 31, 2019, the Brazilian Federal Police executed search warrants at various locations in the State of São Paulo, including at the Company’s corporate headquarters. The Company understands this was part of investigations related to contracts previously entered into in the period from 2008 to 2014 between Estre and some of its former subsidiaries and Petrobras Transporte S.A. – Transpetro (“Transpetro”), a subsidiary of Brazilian company Petroleo Brasileiro S.A. – Petrobras. The Company understands this operation has been launched as a result of a plea bargain agreement entered into by Mr. Sergio Machado, the former president of Transpetro, which was entered into as a result of Operation Lava Jato. As part of this action by the Brazilian Federal Police temporary arrest warrants were also executed, including among others, the arrest of the founder and former chairman of Estre and a former senior employee of Estre.

If Estre is charged with any violations as a result of these events or otherwise, Estre may be subject to sanctions, including potential monetary fines, asset freezes, ineligibility from contracting with state-owned or government entities, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Estre is committed to the highest standards of compliance and will continue to cooperate with the relevant authorities.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws, regulations and contractual obligations; the outcome of judicial and administrative proceedings to which Estre is or may become a party, such as class actions or tax assessments brought by governmental and regulatory agencies, or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the company’s management and directors; the company’s indebtedness and liquidity position; the ability of the Company to execute its business plan and strategy; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; general economic and market conditions, industry conditions; and other operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2365

Media Relations

press@estre.com.br

+55 11 3709-2421